Logistic Properties of the Americas Announces US$152 Million Sale of Stabilized Assets in Colombia

Third disposition of 2026 lifts completed and announced transactions to more than US$300 million; retained, fully serviced land preserves development upside and positions LPA for its next phase in Colombia

BOGOTA, Colombia – October 5, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company") today announced an agreement to sell income-producing facilities located within Parque Logístico Calle 80 (“Calle 80”) in Bogotá, Colombia, to Bancolombia S.A. (“Bancolombia”), a major regional financial institution and a subsidiary of Grupo Cibest S.A. (NYSE: CIB), for COP 500 billion (approximately US$152 million, based on an exchange rate of COP 3,300 per U.S. dollar) in an all-cash transaction. Closing is expected early in the fourth quarter of 2026, subject to the satisfaction of customary conditions.

The agreement with Bancolombia marks LPA’s third sale of stabilized assets in 2026, bringing the aggregate value of completed and announced transactions this year to more than US$300 million. The Calle 80 sale follows the recently completed US$145 million sale of Parque Logístico Lima Sur in Peru and the previously announced disposition of Bodegas Aurora in Costa Rica for US$6.6 million. Together, these transactions capture the value created through LPA’s development, leasing, and asset optimization efforts, while advancing the Company’s strategy to reallocate capital to higher-returning growth opportunities in key submarkets along Federal Highway 57D, a critical supply chain corridor between Mexico and the U.S.

The Calle 80 portfolio being sold comprises five fully leased buildings that total approximately 1.26 million square feet and are occupied by blue-chip multinational tenants. The purchase price reflects an 8.2% in-place capitalization rate and is within approximately 5% of the park’s most recent independently appraised value. LPA expects to generate approximately US$70 million in net after-tax distributable proceeds, which the Company intends to redeploy in line with its capital reallocation strategy. The timing of the agreement enables LPA to convert the portfolio’s peso-denominated value into U.S. dollar proceeds following the Colombian peso’s roughly 14% year-to-date appreciation against the dollar. The transaction will also strengthen LPA’s balance sheet and enhance its financial flexibility to grow its regional logistics platform.

“This latest disposition once again demonstrates our ability to effectively develop, manage, optimize, and monetize institutional-grade logistics assets across the entire real estate investment cycle and in multiple geographies,” said Esteban Saldarriaga, Chief Executive Officer of LPA. “Divesting this portfolio will enable us to unlock further value within our cross-border platform and accelerate the shift of our center of mass toward Mexico, our priority growth market.”

Mr. Saldarriaga added, “Colombia remains an important growth market for LPA, where we intend to selectively develop and operate logistics assets. This transaction advances our gradual evolution toward a capital-light model in select geographies through partnerships with institutional investors who recognize the strength of LPA’s brand and its consistent track record of success in the region.”

Upon closing, LPA will retain pad-ready, fully serviced land with capacity for approximately 1.08 million square feet of buildable area within Calle 80. With utilities, access roads, and park infrastructure already in place, the site is prepared for vertical construction. LPA will also remain the park’s manager, with responsibility for property operations, tenant relationships, and service delivery, and will earn a facilities management fee from Bancolombia equal to 1.5% of rental revenues. These ongoing arrangements will support LPA’s continued growth at Calle 80 as it develops new facilities on the retained land.

Guillermo Zarco, LPA’s Country Manager for Colombia, said, “Calle 80 has become a premier logistics destination for leading global and regional companies that require mission-critical locations and service excellence. This transaction marks another milestone that reflects the quality of LPA’s real estate product, the depth of our relationships, and the world-class capabilities of our local team.” Mr. Zarco added, “Beyond maintaining Calle 80’s high operating standards and supporting the long-term needs of LPA’s customers in Colombia, we look forward to beginning a new phase of the park’s development to further capitalize on sustained strong demand for modern, strategically located facilities in Bogotá’s key logistics corridor.”

About Logistic Properties of Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional-grade industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistics operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue growing through strong client relationships, local market insight, and the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2026, LPA’s operating and development portfolio comprised 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,136 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information, visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore cautions against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com